June 19, 2013

VIA EDGAR AS A “CORRESPONDENCE”

William Thompson Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Great Plains Energy Incorporated
Form 10-K for Fiscal Year ended December 31, 2012, filed February 28, 2013 (the “2012 10-K”)
File No. 001-32206

Dear Mr. Thompson:

Great Plains Energy Incorporated (“Great Plains Energy” or the “Company”) is submitting this letter in response to the written comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 6, 2013 (the "Comment Letter"), with respect to the filing referenced above.

The Company has responded to the Staff's comment. The Company's response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

All page number references in the Company's responses correspond to the page numbers included in the referenced filing.

Form 10-K for the Year Ended December 31, 2012

Note 11. Long-Term Debt, page 85

Securities and Exchange Commission

Great Plains Energy Equity Units, page 87

1.
Please tell us whether you accounted for the March 2012 remarketing of the subordinate notes as an extinguishment or as a modification and the facts and circumstances supporting your accounting treatment. Also, please provide us with your analysis of the determination of whether or not the third party intermediary was acting as an agent or a principal in the transaction. Refer to guidance in ASC 470-50-40 and ASC 470-50-55-4 through 7.

Response: There was no accounting impact for the March 2012 remarketing. Great Plains Energy did not account for the March 2012 remarketing of the subordinated notes underlying its Equity Units as either an extinguishment or a modification of debt because it was not within the scope of ASC 470-50. As such, an analysis of whether or not the third party intermediary was acting as an agent or a principal was not required and therefore, was not performed. Specifically, ASC 470-50-15-3(a) states that the guidance of ASC 470-50 does not apply to, “conversions of debt into equity securities of the debtor pursuant to conversion privileges provided in the terms of the debt at issuance.”
Equity Units consisted of (i) an undivided beneficial interest in subordinated notes and (ii) a purchase contract requiring the holder to purchase the Company's common stock. The terms of the Equity Units at issuance provided for the subordinated notes to be remarketed, with the proceeds being used to satisfy the Equity Unit holders' obligation to purchase the Company's common stock, and if the subordinated notes were not successfully remarketed, the subordinated notes would be automatically put to the Company, with the proceeds being used to satisfy the Equity Unit holders' obligation to purchase the Company's common stock.

The subordinated notes underlying the Equity Units were successfully remarketed in March 2012. The Company did not initially receive any proceeds from the March 2012 remarketing. Rather, the proceeds were used to purchase a portfolio of Treasury securities that were used to secure the Equity Unit holders' obligations under the purchase contract component of the Equity Units pursuant to the terms of the Equity Units at issuance. In June 2012, cash from the maturity of the Treasury portfolio was paid to Great Plains Energy in exchange for 17.1 million shares of common stock, pursuant to the terms of the Equity Units at issuance.

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The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to comments do not

Securities and Exchange Commission

foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (816) 556-2506 if you have any questions or need any additional information.

Very truly yours,
/s/ Lori A. Wright

Vice President - Business Planning and Controller
Great Plains Energy Incorporated

cc:	Terry Bassham
Chairman of the Board, Chief Executive Officer and President
Great Plains Energy Incorporated

James C. Shay
Senior Vice President - Finance and Strategic Development
and Chief Financial Officer Great Plains Energy Incorporated